UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The Superintendency of Finance authorizes Ecopetrol S.A.’s a public offering within the Program for the Issuance and Placement of Common Stock in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Ecopetrol” or the “Company”) informs that on October 13, 2021, through Resolution number 1184, the Superintendency of Finance of Colombia (Superintendencia Financiera de Colombia or the “SFC”), authorized Ecopetrol’s public offering of ordinary shares within the Program for the Issuance and Placement of Common Stock (“the Program”), in accordance with Law 1118 of 2006 and based on the framework approved by Ecopetrol’s Board of Directors on August 27, 2021.

This authorization does not create any commitment or obligation on Ecopetrol to issue Common Stock or launch an offering of Common Stock, nor does it imply that an offering of Common Stock has been launched. Any public offering of Common Stock under the Program will be subject to, among other considerations, favorable market conditions.

The Program (i) covers four billion three hundred sixty-four million two hundred eighty-eight thousand eight hundred thirty-one (4,364,288,831) common shares (the “Program Amount”); (ii) is subject to the Ministry of Public Finance and Credit maintaining at least 80% of the common equity interest of Ecopetrol; (iii) allows Ecopetrol to carry out one or several simultaneous issuances of Common Stock in the local and international markets until the Program Amount is exhausted; and (iv) permits the offering of Common Stock to the general public, natural or legal persons. The Program has a term of five (5) years, which may be renewed before expiration and gives the Company to optionality to manage its capital structure.

Bogotá D.C., October 15, 2021

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it accounts for more than 60% of hydrocarbon production, and most of the hydrocarbon transportation, logistics, and refining systems, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, management of real-time systems (XM) and the Concesión Costera Barranquilla - Cartagena. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico, and through ISA and its subsidiaries it has leading positions in the transmission business in Brazil, Chile, Peru and Bolivia, in road concessions in Chile, and in telecommunications. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

The authorization of the Program in Colombia as described in this report is not and does not purport to constitute a securities offering in the United States of America as securities may not be offered or sold in the United States unless they are registered with the SEC, or are exempt from such registration.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone : +571-234-5190

Email : tatiana.uribe@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Phone : + 571-234-4329

Email : mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Fernan Ignacio Bejarano
	Name:	Fernan Ignacio Bejarano
	Title:	Legal Vice President

Date: October 15, 2021